_____________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
__________________________
PagSeguro Digital Ltd.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
G68707 101
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_____________________________________________________________________________________________

CUSIP NO. G68707 101	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Universo Online S.A. (“UOL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 128,419,723(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 128,419,723(1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,419,723 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.96%(2)(3)(4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Consists of 864,862 Class A Common Shares and 127,554,861 Class B Common Shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(2)	Each Class B Common Share is convertible at any time into one Class A Common Share.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of Class A and Class B Common Shares beneficially owned by UOL as set forth in Row 9 by (b) the sum of (i) 202,053,365 Class A Common Shares (including treasury shares) outstanding as of December 31, 2021, as reported by the Issuer to UOL, and (ii) 127,554,861 Class B Common Shares beneficially owned by UOL. The aggregate number of Class B Common Shares beneficially owned by UOL set forth in clause “(b)” of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of UOL.
(4)	Each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. There were 127,554,861 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to UOL, all of which are beneficially owned by UOL. The percentage reported does not reflect the ten to one voting power of the Class B Common Shares because these shares are treated as converted into Class A Common Shares for the purpose of this report.

CUSIP NO. G68707 101	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OFL Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 128,419,723 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 128,419,723 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,419,723 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.96% (2)(3)(4)
12	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Consists of 864,862 Class A Common Shares and 127,554,861 Class B Common Shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(2)	Each Class B Common Share is convertible at any time into one Class A Common Share.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of Class A and Class B Common Shares beneficially owned by UOL as set forth in Row 9 by (b) the sum of (i) 202,053,365 Class A Common Shares (including treasury shares) outstanding as of December 31, 2021, as reported by the Issuer to UOL, and (ii) 127,554,861 Class B Common Shares beneficially owned by UOL. The aggregate number of Class B Common Shares beneficially owned by UOL set forth in clause “(b)” of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of UOL.
(4)	Each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. There were 127,554,861 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to UOL, all of which are beneficially owned by UOL. The percentage reported does not reflect the ten to one voting power of the Class B Common Shares because these shares are treated as converted into Class A Common Shares for the purpose of this report.

CUSIP NO. G68707 101	SCHEDULE 13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Luis Frias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 128,419,723 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 128,419,723 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,419,723 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.96%(2)(3)(4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 864,862 Class A Common Shares and 127,554,861 Class B Common Shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(2)	Each Class B Common Share is convertible at any time into one Class A Common Share.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of Class A and Class B Common Shares beneficially owned by UOL as set forth in Row 9 by (b) the sum of (i) 202,053,365 Class A Common Shares (including treasury shares) outstanding as of December 31, 2021, as reported by the Issuer to UOL, and (ii) 127,554,861 Class B Common Shares beneficially owned by UOL. The aggregate number of Class B Common Shares beneficially owned by UOL set forth in clause “(b)” of this footnote are treated as converted into Class A Common Shares only for the purpose of computing the percentage ownership of UOL.
(4)	Each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. There were 127,554,861 Class B Common Shares outstanding as of December 31, 2021, as reported by the Issuer to UOL, all of which are beneficially owned by UOL. The percentage reported does not reflect the ten to one voting power of the Class B Common Shares because these shares are treated as converted into Class A Common Shares for the purpose of this report.

CUSIP NO. G68707 101	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1. (a) Name of Issuer
PagSeguro Digital Ltd.
(b) Address of Issuer’s Principal Executive Offices:
Avenida Brigadeiro Faria Lima, 1384, 11th Floor
São Paulo, SP, Brazil 01451-001
Item 2(a). Name of Person Filing:
This Schedule 13G is being filed by Universo Online S.A., OFL Participações S.A. and Luis Frias (each a “Reporting Person”, and together, the “Reporting Persons”).
See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.
(b) Address of Principal Business Office:
The address of the principal business office of Universo Online S.A. is:
Avenida Brigadeiro Faria Lima, 1384, 6th Floor
São Paulo, SP, Brazil 01451-001
The address of the principal business office of OFL Participações S.A. is:
Avenida Brigadeiro Faria Lima, 1384, 11th Floor, Room F
São Paulo, SP, Brazil 01451-001
The address of the principal business office of Luis Frias is:
Avenida Brigadeiro Faria Lima, 1384, 11th Floor
São Paulo, SP, Brazil 01451-001
(c) Citizenship:
Please refer to Item 4 on each cover sheet for each Reporting Person.
(d) Title of Class of Securities:
Class A Common Shares
(e) CUSIP No.:
G68707 101
Item 3.
Not Applicable
Item 4. Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: See the response to Item 9 for each Reporting Person on the relevant attached cover page.
(b)Percent of class: See the response to Item 11 for each Reporting Person on the relevant attached cover page.

CUSIP NO. G68707 101	SCHEDULE 13G/A	Page 6 of 8 Pages

(c)Number of shares as to which such person has:
(i)Sole power to vote or to direct the vote: See the response to Item 5 for each Reporting Person on the relevant attached cover page.
(ii)Shared power to vote or to direct the vote: See the response to Item 6 for each Reporting Person on the relevant attached cover page.
(iii)Sole power to dispose or to direct the disposition of: See the response to Item 7 for each Reporting Person on the relevant attached cover page.
(iv)Shared power to dispose or to direct the disposition of: See the response to Item 8 for each Reporting Person on the relevant attached cover page.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
See Item 4.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2022

Universo Online S.A.

By:	/s/ Victoria Rozsavolgyi Bortolin
Name:	Victoria Rozsavolgyi Bortolin
Title:	President

By:	/s/ Renato Bertozzo Duarte
Name:	Renato Bertozzo Duarte
Title:	Officer

OFL Participações S.A.

By:	/s/ Luis Frias
Name:	Luis Frias
Title:	President

Luis Frias

By:	/s/ Luis Frias

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on the Schedule 13G/A dated February 14, 2022 (the “Schedule 13G/A”), with respect to the Class A Common Shares of PagSeguro Digital Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this joint filing agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

Universo Online S.A.

By:	/s/ Victoria Rozsavolgyi Bortolin
Name:	Victoria Rozsavolgyi Bortolin
Title:	President

By:	/s/ Renato Bertozzo Duarte
Name:	Renato Bertozzo Duarte
Title:	Officer

OFL Participações S.A.

By:	/s/ Luis Frias
Name:	Luis Frias
Title:	President

Luis Frias

By:	/s/ Luis Frias